August 23, 2024

Dennis M. Lanfear
President and Chief Executive Officer
Coherus BioSciences, Inc.
333 Twin Dolphin Drive, Suite 600
Redwood City, California 94065

       Re: Coherus BioSciences, Inc.
           Definitive Proxy Statement on Schedule 14A
           Filed April 15, 2024
           File No. 001-36721
Dear Dennis M. Lanfear:

      We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comment.

       Please respond to this letter by providing the requested information and/or confirming that you will revise your future proxy disclosures in accordance with the topics discussed below. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Definitive Proxy Statement on Schedule 14A
Pay Versus Performance, page 63

1.     We note footnotes 4 and 5 to your pay versus performance table calculates total
       shareholder return and peer group total shareholder return using a measurement point of
       December 31, 2020. Please note that for calculating total shareholder return and peer
       group total shareholder return, the       measurement period    must be
the period beginning at
       the    measurement point    established by the market close on the last
trading day before the
       registrant's earliest fiscal year in the table.    Please ensure your
measurement period uses
       the correct measurement point for calculating total shareholder return and peer group total shareholder return. Refer to Item 402(v)(2)(iv) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 August 23, 2024
Page 2

       Please contact Jennifer Gowetski at 202-551-3401 or Daniel Crawford at 202-551-7767
with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Disclosure Review
Program
cc:   Max Brunner, Esq.